 Exhibit 99.1

Northern Dynasty: State of Alaska to appeal Pebble Project permit denial

January 11, 2021 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports the Office of Alaska State Governor Mike Dunleavy issued a statement late last week to announce his administration will formally appeal the US Army Corps of Engineers’ (“USACE”) November 25, 2020 denial of a key federal permit for Alaska’s Pebble Project.

In a statement released January 8, 2021, Governor Dunleavy said the USACE’s Record of Decision (“ROD”) and accompanying denial of a Clean Water Act 404 permit for the proposed copper-gold-molybdenum-silver-rhenium project in southwest Alaska is “flawed (and)…creates a dangerous precedent that will undoubtedly harm Alaska’s future.”

As owner of the land and subsurface mineral estate at Pebble, the State of Alaska has the right – along with Northern Dynasty’s 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”), which owns state-issued mineral claims at the property – to launch an administrative appeal of the USACE’s permitting decision.

Northern Dynasty believes the State of Alaska – as an asset owner and professional regulator with a constitutional mandate to develop the state’s resources in the best interests of its citizens – will bring different perspectives and motivations in challenging a federal decision that Pebble believes to be arbitrary, unprecedented in Alaska and unsupported by the administrative record. This includes a serious concern about the decision’s long-term implications for Alaska’s ability to responsibly develop its natural resources.

The Pebble Partnership’s and State of Alaska’s ‘requests for appeal’ (“RFA”) must be submitted within 60 days of the USACE’s November 25, 2020 issuance of a ROD and CWA 404 permit denial. Pebble is preparing a comprehensive RFA to challenge the USACE’s permitting decision on procedural, substantive and legal grounds, including:

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that it is not supported by the administrative record for the Pebble Project, including the Environmental Impact Statement published July 24, 2020; and,

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that mitigation requirements for Pebble are contrary to policy and precedent in Alaska, and the rejection of Pebble’s Compensatory Mitigation Plan was both procedurally and substantively invalid.

In its statement, the State of Alaska also suggests the USACE’s requirements concerning mitigation at Pebble are unprecedented and inconsistent with longstanding practice and policy guidance in the state.

The Office of Alaska Governor’s statement quotes Acting Attorney General Ed Sniffen: “This appeal asks the Army Corps Pacific Ocean Division to remand the permit decision back to the Alaska District for a more thorough review consistent with the law. The Division ignored Corps’ long-standing guidance that required it to tailor mitigation requirements to recognize Alaska’s unique position of holding more intact wetlands than any of the lower 48 states combined. Instead, the Division is requiring mitigation measures that are simply impossible to meet in Alaska.”

The Pebble Partnership intends to submit its RFA to the USACE’s Pacific Ocean Division Engineer headquartered in Hawaii within two weeks. Following its receipt, the USACE will have 30 days to notify Pebble as to whether its RFA is complete. USACE guidelines indicate the administrative appeal process should conclude within 90 days.

“The Alaska District’s decision has far-reaching and ominous implications for our rights as a state to develop our resources for the benefit of all Alaskans, whether its mineral deposits like Pebble, or oil and gas on the North Slope, or other resources anywhere in the state,” said Alaska Department of Natural Resources Commissioner Corri Feige. “The Alaska Constitution specifically directs us to develop our resources in the public interest. When a federal agency arbitrarily tries to deprive us of our rights with the stroke of a bureaucrat’s pen, we simply must challenge that action.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will be successful in the appeal process or related litigation and will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com